

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2013

Via E-mail
Jocelyn Nicholas
President and Chief Executive Officer
Envoy Group Corp.
3811 Alden Way
Sarasota, Florida 34232

   Re: Envoy Group Corp.
      Amendment No. 2 to Registration Statement on Form S-1
      Filed August 19, 2013
      File No. 333-188785

Dear Ms. Nicholas:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 6

We intend to become subject to the periodic reporting requirements…, page 15

1. We note your response to comment 10 from our letter dated August 2, 2013 and reissue in part. Please revise your risk factor heading to indicate that you <u>will</u> become subject to periodic reporting requirements under section 15(d) of the Exchange Act. In addition, provide a separate risk factor that discusses that, even though you will be a reporting company, since you do not intend to register your common stock under Section 12 of the Exchange Act, you will not be subject to the Commission's proxy, tender offer, and short swing insider trading rules.

2. We note your response to comment 2 from our letter dated August 2, 2013. As previously requested, please also disclose whether the company, its sole officer and director, any promoters, and any affiliates of these persons intend for the company, once

it is reporting, to be used as a vehicle for a private company to become a reporting company.

Government Regulations, page 25

3. We note your response to comment 11 from our letter dated August 2, 2013, including revisions. Please revise this section further to clarify what "Agency" you are referring to in the fourth sentence of this section. Furthermore, please revise to clarify the meaning of the phrase "adults who are residents, which we intend not to provide residents for our clients, are exempt from licensure as an adult day care center."

Market for Common Equity and Related Stockholder Matters, page 27

4. Please provide the disclosure required by Item 201(a)(2) regarding the amount of common stock that can be sold under Rule 144 or that the company has agreed to register for resale by security holders. In your disclosure, please discuss the application of Rule 144(i) to the resale of your common stock due to your shell company status and the specific conditions of Rule 144(i) that must be met before resales may be made pursuant to Rule 144.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Adviser, at (202) 551-6971, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Angela Collette
        Attorney and Counselor at Law